FNX Continues to Intersect High Grade Mineralization and Starts to Delineate the Levack Footwall Deposit

TORONTO: February 27, 2006 - FNX Mining Company Inc. (FNX-TSX/AMEX) announces that the on-going drill program, at its 100% owned Levack Property in Sudbury, Ontario, continues to intersect significant widths of high-grade, Cu-Ni-Pt-Pd-Au footwall mineralization and has started to delineate the Levack Footwall Deposit.

HIGHLIGHTS - LEVACK FOOTWALL DEPOSIT (see Figures 1 and 2)

Borehole	Feet	Cu %	Ni %	Pt+Pd+Au g/t	Pt+Pd+Au oz/st
FNX6046D	6.7	11.5	3.0	1.8	0.1
FNX6046E	10.8	23.7	4.4	10.4	0.3
	2.5	25.5	1.5	18.5	0.5
FNX6047B	64.2	7.7	1.2	4.1	0.1
incl.	7.8	22.7	4.8	12.2	0.4
incl.	8.9	24.7	3.8	15.3	0.5
FNX6049B	7.6	30.2	0.03	1.9	0.1
FNX7023	44.6	4.9	0.4	10.9	0.3
incl.	12.9	11.3	0.6	25.4	0.7
FNX7025	13.3	20.4	4.6	22.2	0.7
	22.6	26.0	3.0	38.9	1.1
	11.4	20.1	3.6	17.5	0.5
FNX7028	64.7	15.2	0.9	11.3	0.3
incl.	5.6	27.4	2.9	21.2	0.6
incl.	9.6	27.3	2.0	19.5	0.6
incl.	21.6	25.5	0.9	18.9	0.6
FNX7070	15.8	21.3	0.3	1.0	0.1
incl.	6.5	45.1	0.5	0.3	0.0
	6.5	21.1	4.3	19.3	0.6
FNX7071	3.7	28.4	1.8	31.4	0.9

Since the Company’s last Levack Footwall news release on October 31, 2005, 27 holes (19 from underground and 8 from surface), have intersected the Levack Footwall Deposit and Rob’s Footwall Zone.

The drilling rate has been slower than normal due to a six-week period for preparation of underground drill platforms which included rehabilitation of an exploration drift at the Craig Mine together with the three-week holiday season shut down at year end.

Fifteen of the holes reported today targeted the Levack Footwall Deposit. Eleven of these holes intersected high-grade Cu-Ni-Pt-Pd-Au mineralized veins of varying width (e.g. 26.0% Cu, 3.0% Ni, 38.9 g/t Pt+Pd+Au over 22.6 ft) and four holes intersected narrower veins with mineralization of a different tenor and character (e.g. 11.5% Cu, 3.0% Ni, 1.8 g/t Pt-Pd-Au over 6.7 ft and 2.0% Cu, 2.9%Ni, 7.4 g/t Pt-Pd-Au over 2.4 ft). Two of these holes (FNX7055 and FNX7061) also intersected Rob’s Footwall Zone.

Size and Shape

The narrower mineralization may delineate the deposit to the northwest and northeast (see Figure 2) however, Sudbury Basin footwall deposits typically have narrower or barren sections within them and extensive additional drilling is required to delineate and fully test the deposit. The deposit remains open to the east, west and up and down dip. To date, the core of the deposit has been intersected for about 800 ft along strike and 1,000 ft down dip. The deposits’ mineralized envelope currently varies in thickness from 50 to 250 ft and contains multiple veins varying in thickness from a few ft to over 20 ft.

Geophysical Surveys

As previously discussed (October 31, 2005 News Release) the Levack Footwall Deposit responds very well to borehole electromagnetic geophysical techniques (“UTEM” and Radio Imaging Method (“RIM”). The borehole RIM surveys completed to date indicate that the anomaly associated with the Levack Footwall Deposit is at least 800 ft in width, over 1,400 ft along plunge and is open in all directions, especially up-plunge.

As also previously noted, RIM surveys appear to be a superior technique to delineate and better optimize the positioning of the conductive mineralized system. Figure 3 shows the current outline of the footwall deposit as defined by drilling and the RIM anomaly plates. The RIM anomalies extend beyond the current limits of the drilling and indicate potential for the Levack Footwall Deposit to be open in all direction especially up-plunge.

Mineralization

The massive sulphide mineralization is characterized by chalcopyrite-rich veins, with significant cubanite, pentlandite and millerite and is interpreted as being a ‘sharp-walled’ Cu-Ni-Pt-Pd-Au vein system. The mineralized veins are similar in character and occur at the same stratigraphic location as Inco’s McCreedy East 153 (6,000 ft to the east) and Falconbridge’s Fraser-Strathcona Deep Copper (12,000 ft to the east) ore deposits; some of the most profitable ore deposits in the Sudbury mining district.

The following table illustrates the similar mineral tenor and grade of the Levack Footwall Deposit’s high-grade Cu-Ni-Pt-Pd-Au massive copper-rich veins with those at other Sudbury footwall deposits.

Cu-Ni-Pt-Pd-Au Vein Comparaison (veins with Cu>20%) (Grades are for sharp-walled veins and are not deposit grades)
		%		g/t
Orebody & Owner	# samples	Cu	Ni	Pt	Pd	Au	TPM
Levack Footwall (FNX)	194	26.8	2.9	6.6	15.9	1.8	24.2
McCreedy East 153 (N)	20	26.6	2.6	7.6	8.1	2.9	18.7
Ni Rim FW (FL)	20	28.4	3.1	7.2	4.0	1.0	12.3
Victor FW (N)	7	22.4	4.4	13.1	14.5	0.2	27.8
McCreedy West Cu (N)	28	24.7	1.8	6.1	7.8	3.8	17.7
Deep Cu Zone 38 (FL)	33	26.3	2.0	5.2	5.5	0.8	11.5
Deep Cu Zone 39 (FL)	6	29.8	0.7	11.6	16.4	2.3	30.4
Note: FNX = FNX Mining; N = Inco; FL = Falconbridge

Data source: Naldrett, A.J., Asif, M., Schandl, E., Searcy, T., Morrison, G.G., Binney, W.P., & Moore, C. 1999. Platinum-group elements in the Sudbury ores; significance with respect to the origin of different ore zones and to the exploration for footwall orebodies. Economic Geology, v.94, p.185-210.

Figure 2 and Table 1 show the Levack Footwall intersections reported today together with the pierce points of previously reported holes. Additional sampling has been undertaken on four previously reported holes and these results are also presented in Table 2.

Underground Access

The Company has initiated scoping studies to evaluate possible underground access options to the Levack Footwall Deposit from its 100% owned Levack Mine in order to permit detailed close-spaced diamond drilling, bulk sampling and a feasibility study. The prime access option at this time is a ramp from the Levack Mine 2650 level down to the Rob’s Footwall Deposit and then further down to the Levack Footwall Deposit.

If this plan is implemented, it would result in re-designing and changing the proposed location of the Levack Mine loading pockets and planned underground infrastructure and leading to a possible delay in putting the Levack Mine back into commercial production. Levack Mine 2006 production guidance, given in the Company’s February 23, 2006 press release, was based on initiating access to the Levack Footwall Deposit from the Levack Mine later this year thereby delaying commercial production from the Levack Mine.

ROB’S FOOTWALL ZONE

Since the 31 October news release an additional 14 holes, two of which (FNX7055 and FNX7061) were en route to the Levack Footwall Deposit, have targeted Rob’s Footwall Zone. Thirteen of the holes confirmed and expanded the previously reported mineralization (Figure 4 and Table 3). However the intercepts away from the currently known centre of the deposit are similar in grade but significantly narrower. Additional drilling will be undertaken to further test the deposit.

    HIGHLIGHTS - ROB’S FOOTWALL ZONE - Drilling Reported Today
Borehole	Feet	Cu%	Ni%	Pt+Pd+Au g/t	Pt+Pd+Au oz/st
FNX6048	7.4	2.7	2.5	1.6	<0.1
FNX7044	12.9	1.2	1.2	2.2	<0.1
FNX7047	6.2	3.2	3.1	2.2	<0.1
FNX7049	3.0	2.1	5.6	0.8	<0.1
FNX7052	6.7	1.1	1.3	2.3	0.1
FNX7055	20.6	3.6	3.9	1.7	<0.1
incl	7.8	5.2	8.9	2.9	0.1
FNX7061	16.6	0.9	1.9	1.5	<0.1
	14.5	1.7	2.1	1.6	<0.1

The mineralization in Rob’s Footwall Zone is characterized by massive veins and semi-massive sulphide zones rich in nickel and copper with locally elevated amounts of Pt-Pd-Au relative to the pyrrhotite-rich, low Pt-Pd-Au, sulphide assemblages typical of Sudbury Contact Ni styles of mineralization. The zone is regarded as typical of Transitional Deposit styles of mineralization in Sudbury and may represent a transition from the nickel-dominant Levack Contact Deposits to the Cu-Pt-Pd-Au dominant Levack Footwall Deposit.

LOWER LEVACK FOOTWALL ZONE

The Levack Footwall Deposit boreholes are routinely extended through the deposit into the lower portion of the host Sudbury Breccia package, which is considered to have potential to host low-sulphide Cu-Ni-Pt-Pd-Au mineralization similar to the Company’s McCreedy West PM Deposit. None of the new holes being reported today tested the Levack Lower Footwall Deposit.

Summary

The Company continues to be encouraged by the on-going positive drill results and intends to undertake the underground access scoping study as a priority. Extensive additional diamond drilling is required to fully evaluate the four individual footwall zones (Keel, Rob’s, Levack Footwall, and Levack Lower Footwall) and the overall potential of the large and very prospective Levack footwall environment. Drilling will continue to test the footwall deposits with three surface drill rigs on the Levack Mine property and three underground rigs operating from Falconbridge’s Craig Mine.

QA-QC Statement

James M. Patterson, Ph.D., P.Geo, Vice President and Executive Consultant, a designated Qualified Person pursuant to NI 43-101 of the Canadian Securities Administrators, is responsible for the verification and quality assurance of the Corporation’s exploration data and analytical results. Samples of half core are prepared at SGS Lakefield Laboratories in Garson and shipped to ALS Chemex in Vancouver for assay. Please see the July 16, 2003 FNX news release and the March 31, 2005 Annual Information Form for a description of sample preparation and assay procedures

For a detailed description of FNX’s properties and previous work, please refer to FNX’s Annual Information Form dated March 31, 2005.

Forward Looking Statement

This news release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release, statements about potential discoveries or extensions of footwall type deposits are examples of forward-looking statements. There is no guarantee that any discovery of commercial mineralization will be made on FNX Mining’s Levack or other properties. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO
Tel: 416-628-5929

James Patterson, Vice President and Executive Consultant
Tel: 416-628-5928, Fax 416-360-0550, Email: jpatterson@fnxmining.com

Donna Yoshimatsu, Investor Relations
Tel: 416-628-5938, Fax 416-360-0550, Email: dyoshimatsu@fnxmining.com

# Levack Footwall Deposits
# Schematic Section
# (Looking East)

N
S
FNX Mining
Falconbridge
Craig Shaft
Levack #2 Shaft
Keel
Zone
Main Orebody
To McCreedy
West Mine
1600 Level
No.7 Orebody
2650 Level
ROB's
Footwall
Zone
Craig Mine
Exploration Drifts
3600 Level
Levack
Footwall
Deposit
Lower Levack
Footwall
Zone
10000 N
7500 N
5000 N
Sudbury Igneous Complex
Granite Breccia
Granite Gneiss
Sudbury Breccia
Mined Out
Footwall Zones
Mine Drift
Property Boundary
0
500
Feet

Figure 1

FNX Mining Company Inc.
February, 2006

# Levack Footwall Deposit
# Inclined Section (dip -50.6°S)

W
E
9600 E
10400 E
3700 L
3700 L
4500 L
7055
28.0; 4.2; 8.5 / 1.9'
7046
2.0; 2.9; 7.4 / 2.4'
6046D
11.5; 3.0;1.8 / 6.7'
6046E
23.7; 4.4; 10.4 / 10.8'
9.2; 0.5; 8.4 / 9.3'
6049C
12.2; 0.1; 0.4 / 1.0'
6047B
22.7; 4.8; 12.2 / 7.8'
24.7; 3.8; 15.3 / 8.9'
7061
0.9; 0.2; 3.7 / 5.8'
7070
21.1; 4.3; 19.3 / 6.5'
6049B
30.2; 0.0; 1.9 / 7.6'
7028
27.4; 2.9; 21.2 / 5.6'
27.3; 2.0; 19.5 / 9.6'
25.5; 0.9; 18.9 / 21.6'
6051A
5.8; 3.7; 15.8 / 1.5'
1.7; 1.2; 40.8 / 1.2'
7071
28.4;1.8; 31.4 / 3.7'
17.9;1.1; 33.1 / 1.2'
7025
25.1; 5.6; 26.4 / 10.7'
26.0; 3.0; 38.9 / 22.6'
20.1; 3.6; 17.5 / 11.4'
7058
3.6; 5.3; 11.4 / 3.1'
7023
11.3; 0.6; 25.4 / 12.9'
18.0; 0.6; 25.8 / 3.1'
28.8; 1.7; 76.8 / 3.1'
0
100
Ft
Borehole Reported Today
FNX Previously Reported Borehole
Possible Limits of Deposit As Currently Known
Possible Extension
8.9; 5.6; 22.5 / 15.6'
Cu%; Ni%; TPM g/t/ Feet

Figure 2

FNX Mining Company Inc.
February, 2006

# Levack Footwall Deposit
# Mineral Envelope RIM Panels

Plan View of Panels
A
B
8000N
E
7000N
D
6000N
C
8000E
10000E
12000E
A
B
Mineralization
RIM Response Intensity
Strong
Moderate
E
C
0
500
Feet
D

Figure 3

FNX Mining Company Inc.
February, 2006

FNX

# Rob's Footwall Zone
## Plan View - 3100 Level

9200 E
9600 E
7600 N
7200 N
6048C
2.8; 1.3; 2.5 / 2.2'
7048
3.1; 1.8; 1.3 / 1.8'
7.0; 4.3; 1.9 / 1.7'
7047
0.5; 1.6; 1.1 / 8.9'
3.2; 3.1; 2.2 / 6.2'
1.0; 1.1; 1.6 / 11.9'
7054
NSV
7053
3.3; 2.3; 4.7 / 2.1'
7061
0.9; 1.9; 1.5 / 16.6'
2.5; 5.8; 4.1 / 4.6'
1.7; 2.1; 1.6 / 14.5'
7052
1.3; 1.1; 1.4 / 5.2'
1.1; 1.3; 2.3 / 6.7'
7055
3.6;3.9;1.7 / 20.6'
7049
2.1; 5.6; 0.8 / 3.0'
7051
0.8;1.2; 1.3 / 10.2'
3.4; 5.6; 3.5 / 2.7'
7050
1.7; 2.2; 0.8 / 1.0'
7043
5.1; 6.0; 2.6 / 0.8'
4.2; 0.4; 1.1 / 2.6'
6048
7044
1.2; 1.2; 2.2 / 12.9'
0
100
Ft
Borehole Reported Today
FNX Previously Reported Borehole
Historical Borehole
8.9; 5.6; 22.5 / 15.6'
Cu%; Ni%; TPM g/t / Feet

Figure 4

FNX Mining Company Inc.
February, 2006

# Levack Footwall Deposits
# West – East Vertical Section

W
E
ROB's Footwall Zone
Levack Footwall Deposit
Levack Lower Footwall Zone
3100 L
3600 L
4100 L
4600 L
5100 L
Borehole Reported Today
FNX Previously Reported Borehole
Historical Borehole
0
250
Feet
9000 E
9500 E
10000 E
10500 E
Figure 5

FNX Mining Company Inc.
February, 2006

Table 1: Levack Footwall Deposit - Holes Reported Today

BHID	Feet			%		g/t				oz/st
	From	To	Length	Cu	Ni	Pt	Pd	Au	TPM	TPM

FNX6046D	3846.0	3849.7	3.7	6.77	0.05	0.03	0.10	0.05	0.18	<0.01
	3966.3	3967.7	1.4	4.98	9.52	0.41	0.11	0.37	0.89	0.03
	3988.4	3990.0	1.6	9.32	0.81	0.75	0.61	0.15	1.51	0.04
	4010.3	4011.5	1.2	9.93	0.24	0.05	0.07	0.02	0.14	<0.01
	4029.3	4031.0	1.7	23.2	0.29	0.36	0.40	0.07	0.83	0.02
	4068.4	4075.1	6.7	11.50	3.04	1.00	0.69	0.16	1.84	0.05

FNX6046E	4074.2	4085.0	10.8	23.66	4.39	2.48	6.21	1.74	10.43	0.30
	4116.0	4125.3	9.3	9.20	0.54	1.21	6.32	0.88	8.42	0.25
incl.	4120.4	4122.9	2.5	25.50	1.49	3.62	12.45	2.44	18.51	0.54

FNX6047B	4111.2	4112.9	1.7	24.0	0.77	1.01	0.59	0.04	1.64	0.05
	4159.7	4223.9	64.2	7.70	1.16	1.08	2.92	0.14	4.13	0.12
	4159.7	4167.5	7.8	22.71	4.77	3.26	8.20	0.73	12.19	0.36
	4189.3	4192.5	3.2	25.20	0.41	2.97	4.97	0.03	7.97	0.23
	4215.0	4223.9	8.9	24.68	3.80	3.54	11.59	0.21	15.34	0.45

FNX6049B	4056.6	4058.3	1.7	3.06	1.36	0.16	0.41	0.17	0.74	0.02
	4142.0	4149.6	7.6	30.23	0.03	0.11	1.72	0.10	1.93	0.06

FNX6049C	3959.7	3960.7	1.0	12.2	0.06	0.16	0.17	0.07	0.40	0.01

FNX6051A	4490.0	4491.5	1.5	5.79	3.65	4.01	9.66	2.15	15.82	0.46
	4794.8	4796.0	1.2	1.70	1.15	17.55	21.9	1.31	40.76	1.19

FNX7023	1146.5	1191.1	44.6	4.87	0.37	2.50	8.18	0.18	10.86	0.32
incl.	1178.2	1191.1	12.9	11.30	0.63	3.39	21.73	0.31	25.43	0.74
incl.	1178.2	1181.3	3.1	17.99	0.59	9.40	15.95	0,44	25.80	0.75
incl.	1188.0	1191.1	3.1	28.80	1.71	4.25	73.91	0.63	76.78	2.24

FNX7025	1026.4	1029.2	2.8	14.36	19.38	6.34	3.79	1.44	11.57	0.34
	1086.2	1099.5	13.3	20.43	4.64	6.81	14.65	0.71	22.17	0.65
incl.	1088.8	1099.5	10.7	25.07	5.62	8.24	17.28	0.85	26.37	0.77
	1185.1	1207.7	22.6	26.00	3.04	9.49	26.40	2.99	38.88	1.13
	1265.9	1269.2	3.3	12.96	13.30	5.12	6.78	0.08	11.98	0.35
	1289.8	1301.2	11.4	20.11	3.57	8.26	8.72	0.54	17.51	0.51
	1325.2	1331.4	6.2	1.18	0.62	2.36	1.22	2.05	5.63	0.16

FNX7028	1288.0	1352.7	64.7	15.21	0.89	3.22	7.51	0.52	11.26	0.33
	1288.0	1293.6	5.6	27.36	2.90	5.38	14.87	0.93	21.19	0.62
	1301.0	1310.6	9.6	27.31	1.99	4.70	14.73	0.05	19.48	0.57
	1321.1	1322.2	1.1	10.15	0.08	3.06	2.68	0.05	5.79	0.17
	1331.1	1352.7	21.6	25.52	0.94	5.86	11.75	1.27	18.87	0.55
	1378.0	1383.3	5.3	Massive Sulphide - Assays to Follow

FNX7046	1156.4	1163.5	7.1	0.61	0.05	1.34	1.02	0.05	2.41	0.07
	1175.8	1178.2	2.4	2.00	2.85	1.94	5.37	0.13	7.43	0.22
	1270.8	1272.7	1.9	0.11	0.04	4.61	3.12	0.52	8.25	0.24
	1313.0	1323.9	10.9	0.10	0.05	0.86	0.73	0.13	1.72	0.05

FNX7055	957.4	964.5	7.1	0.70	1.24	0.32	0.88	0.22	1.42	0.04
	1079.7	1080.7	1.0	5.60	6.56	0.12	0.12	0.03	0.27	<0.01
	1100.4	1101.2	0.8	21.70	0.12	0.26	0.02	1.28	1.56	0.05
	1153.7	1155.6	1.9	28.00	4.21	2.63	3.12	2.75	8.50	0.25

FNX7058	929.9	935.7	5.8	1.73	0.04	0.03	0.18	0.03	0.25	0.01
	964.7	967.1	2.4	13.25	0.18	0.27	1.41	0.68	2.35	0.07
incl.	964.7	965.7	1.0	27.1	0.22	0.53	2.84	1.57	4.94	0.14
	1026.2	1030.5	4.3	6.27	0.49	0.25	0.20	0.14	0.60	0.02
incl.	1026.2	1027.2	1.0	23.70	0.18	0.39	0.13	0.38	0.90	0.03
	1066.0	1069.1	3.1	3.58	5.32	0.54	7.80	3.01	11.35	0.33

FNX7061	1088.3	1094.1	5.8	0.96	0.23	0.95	1.43	1.28	3.65	0.11

FNX7070	1297.3	1313.1	15.8	21.25	0.30	0.28	0.30	0.42	1.00	0.03
incl.	1297.3	1306.6	9.3	4.56	0.16	0.42	0.37	0.68	1.47	0.04
incl.	1306.6	1313.1	6.5	45.12	0.50	0.08	0.19	0.05	0.31	0.01
	1383.4	1397.2	13.8	12.00	3.63	2.89	9.32	0.46	12.68	0.37
incl.	1383.4	1389.9	6.5	21.14	4.33	4.96	13.62	0.76	19.34	0.56
incl.	1395.7	1397.2	1.5	17.90	14.50	4.97	26.40	0.08	31.45	0.92

FNX7071	1086.0	1088.1	2.1	27.20	0.89	2.31	2.81	2.79	7.91	0.23
	1225.6	1249.5	23.9	5.46	0.37	1.24	5.33	0.68	7.25	0.21
incl.	1255.6	1229.3	3.70	28.44	1.79	5.12	23.02	3.24	31.37	0.92
incl.	1248.3	1249.5	1.20	17.95	1.08	2.66	29.90	0.55	33.11	0.97
	1284.8	1290.2	5.40	4.16	0.31	1.97	2.84	0.16	4.97	0.14
	1408.1	1415.0	6.90	1.02	0.34	1.10	0.78	0.26	2.14	0.06
	1440.0	1444.7	4.70	0.41	0.04	2.35	1.52	0.34	4.21	0.12

Table 2: Levack Footwall Deposit - Additional Results for Previously Reported Holes

BHID	Feet			%		g/t				oz/st
	From	To	Length	Cu	Ni	Pt	Pd	Au	TPM	TPM

FNX6049A	4285.1	4292.8	7.7	0.94	0.61	3.69	1.23	0.13	5.05	0.15

FNX7024	946.0	951.3	5.3	2.96	0.07	0.07	0.67	0.19	0.93	0.03
	1216.9	1219.9	3.0	4.38	0.67	1.53	5.32	1.11	7.95	0.23

FNX7026	1091.6	1093.6	2.0	7.70	0.23	0.19	1.59	0.12	1.89	0.06

FNX7040	1358.5	1368.0	9.5	5.5	3.02	0.45	2.64	0.41	3.50	0.10
	1379.0	1380.0	1.0	9.36	0.08	0.99	2.47	0.26	3.72	0.11

Table 3: Rob’s Footwall Zone - Holes Reported Today

BHID	Feet			%		g/t				oz/st
	From	To	Lenght	Cu	Ni	Pt	Pd	Au	TPM	TPM
FNX6048	3480.6	3488	7.4	2.72	2.51	0.23	1.38	0.04	1.64	0.05

FNX6048C	3203	3205.2	2.2	2.8	1.34	0.95	1.44	0.09	2.48	0.07

FNX7043	179.8	180.6	0.8	5.1	5.99	1.06	1.42	0.12	2.6	0.08
	224.5	227.1	2.6	4.15	0.38	0.49	0.51	0.06	1.05	0.03

FNX7044	185.2	187.3	2.1	1.67	1.56	1.13	1.76	0.08	2.97	0.09
	225.6	238.5	12.9	1.19	1.18	0.63	1.58	0.03	2.24	0.06
incl.	225.6	230.8	5.2	0.04	1.9	1	1.92	0.01	2.93	0.09

FNX7047	206.2	215.1	8.9	0.51	1.55	0.41	0.67	0.03	1.1	0.03
	252.1	258.3	6.2	3.24	3.07	0.71	1.04	0.41	2.16	0.06
	331.1	343.2	11.9	1.01	1.08	0.36	0.91	0.3	1.57	0.05
	449	453.2	4.2	0.92	4.18	0.49	1.68	0.05	2.24	0.07

FNX7048	101.5	103.3	1.8	3.05	1.8	0.45	0.71	0.12	1.28	0.04
	229.5	231.2	1.7	6.98	4.29	0.65	1.16	0.07	1.88	0.05

FNX7049	22.7	25.7	3	2.14	5.56	0.31	0.46	0.04	0.81	0.02
	311.3	313	1.7	0.6	2.35	0.33	0.37	0.03	0.73	0.02

FNX7050	43.9	44.9	1	1.71	2.18	0.37	0.41	0.03	0.81	0.02

FNX7051	148.6	158	10.2	0.78	1.17	0.5	0.75	0.08	1.33	0.04
	230.6	233.3	2.7	3.42	5.59	1.26	2.25	0.02	3.53	0.1

FNX7052	220.6	225.8	5.2	1.28	1.08	0.41	0.98	0.06	1.44	0.04
	276.1	282.8	6.7	1.11	1.26	0.63	1.56	0.12	2.3	0.07

FNX7053	160.3	162.4	2.1	3.25	2.31	0.89	3.8	0.05	4.74	0.14

FNX7054				NSV

FNX7055	91.2	92.2	1	6.76	6.46	0.72	1.18	0.04	1.94	0.06
	116.5	137.1	20.6	3.6	3.85	0.6	1.07	0.04	1.72	0.05
incl.	129.3	137.1	7.8	5.19	8.86	1.02	1.84	0.07	2.92	0.09
	216.2	219	2.8	3.04	1.99	0.4	1.19	0.03	1.62	0.05
	282.3	286.5	4.2	1.52	1.24	0.46	1.05	0.04	1.55	0.05

FNX7061	199.5	205.8	6.3	1.94	0.64	0.26	0.62	0.04	0.91	0.03
	236.8	253.4	16.6	0.86	1.87	0.44	1.07	0.02	1.53	0.04
	236.8	241.4	4.6	2.47	5.82	1.16	2.88	0.02	4.06	0.12
	275.9	290.4	14.5	1.69	2.06	0.47	1.09	0.03	1.59	0.05

•	The lengths reported are drill intersected core lengths. Though the true widths of the vein system are estimated to range from 60% - 80% of the intersection length, that of individual veins cannot be determined due to the variable orientation of the veins within the system.
•	Cu = copper; Ni = nickel; Pt = platinum; Pd = palladium; Au = gold
•	TPM = Total Precious Metals defined as Pt+Pd+Au
•	g/t=grams per metric tonne; oz/st=ounces/short ton
•	Conversion of g/t to oz/st = g/t x 0.02917

CO-ORDINATES FOR BOREHOLES REPORTED TODAY

BOREHOLE CO-ORDINATES
BHID	Easting	Northing	Elevation	Length (Ft)	Az	Dip
FNX6046C	9822.5	6936.6	13366.0	6263.6	351.1	-87.08
FNX6046D	9822.5	6936.6	13366.0	5718	351.1	-87.08
FNX6046E	9822.5	6936.6	13366.0	drilling	351.1	-87.08
FNX6047A	10005.9	6955.8	13389.2	5463.1	358.1	-85.36
FNX6047B	10005.9	6955.8	13389.2	drilling	358.1	-85.36
FNX6048B	9633.2	8612.9	13099.5	3746	170.3	-76.47
FNX6048C	9633.2	8612.9	13099.5	3731	170.3	-76.47
FNX6049A	10195.9	7210.4	13320.0	4872	55.1	-89.29
FNX6049B	10195.9	7210.4	13320.0	5282	55.1	-89.29
FNX6049C	10195.9	7210.4	13320.0	5775.4	55.1	-89.29
FNX6051A	10400.8	6869.5	13360.0	6466	352.2	-86.5
FNX7023	9954.6	6240.5	9300.0	1855	2.9	-33.5
FNX7024	9795.0	6192.8	9293.3	1607.6	352.0	-27.11
FNX7025	9954.6	6240.5	9300.0	1466.5	356.0	-27.7
FNX7026	9794.4	6191.1	9295.9	1612.3	8.2	-15.35
FNX7028	9954.6	6240.5	9300.0	1755	355.4	-5.9
FNX7043	9289.9	7328.7	10282.2	575.2	181.6	-61.9
FNX7044	9289.9	7328.7	10282.2	580.7	180.0	-35.3
FNX7046	9289.9	7328.7	10282.2	1478.3	45.4	-55.4
FNX7047	9289.9	7328.7	10282.2	665.5	48.7	-10.7
FNX7048	9289.9	7328.7	10282.2	789.2	46.0	4.3
FNX7049	9289.9	7328.7	10282.2	1203.4	71.0	37.4
FNX7050	9289.9	7328.7	10282.2	819.9	67.2	-25.5
FNX7051	9290.1	7328.8	10282.2	462.6	59.7	-80.1
FNX7052	9289.9	7328.7	10282.2	857.5	336.9	-79.5
FNX7053	9289.9	7328.7	10282.2	815.8	337.4	-61.9
FNX7054	9289.9	7328.7	10282.2	808.2	340.0	-44
FNX7055	9289.9	7328.7	10282.2	1603	59.5	-45.3
FNX7058	9954.6	6240.5	9300.0	1813	353.9	-34.3
FNX7061	9289.9	7328.7	10282.2	1476.4	48.0	-68.3
FNX7070	9771.6	6186.4	9295.6	1674.2	358.0	-1.5
FNX7071	9771.6	6186.4	9295.6	1671	358.0	-16.5